Exhibit 99.1
International General Insurance Holdings Ltd.
Interim Condensed Consolidated Financial Statements
June 30, 2025 (Unaudited)

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Expressed in thousands of U.S. Dollars, except share and per share information)	June 30, 2025	December 31, 2024

ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: $1,010,543 – June 30, 2025, $1,023,866 – December 31, 2024)	$1,008,317	$1,002,103
Equity securities, at fair value (cost: $18,299 – June 30, 2025, $25,334 – December 31, 2024)	23,573	28,973
Other investments, at fair value (cost: $12,841 – June 30, 2025, $12,500 – December 31, 2024)	13,096	12,289
Short-term investments	51,335	89,478
Term deposits	—	670
Equity-method investments measured at fair value	2,125	1,955
Fixed maturity securities held to maturity	1,994	1,994
Total investments	1,100,440	1,137,462
Cash and cash equivalents	164,848	155,245
Accrued investment income	15,674	15,295
Premiums receivable, net of allowance for credit losses ($14,056 – June 30, 2025, $12,756 – December 31, 2024)	329,990	256,050
Reinsurance recoverables, net of allowance for credit losses ($1,370 – June 30, 2025, $885 – December 31, 2024)	250,727	225,697
Ceded unearned premiums	119,294	113,313
Deferred policy acquisition costs, net of ceding commission	73,220	67,055
Deferred tax assets, net	3,596	6,951
Other assets	66,301	60,470
TOTAL ASSETS	2,124,090	2,037,538

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	801,496	794,243
Unearned premiums	521,687	465,244
Insurance and reinsurance payables	115,455	90,049
Other liabilities	23,136	33,170
TOTAL LIABILITIES	1,461,774	1,382,706

SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at $0.01 par value per share; issued and outstanding: 43,958,733 shares – June 30, 2025, 45,108,936 shares – December 31, 2024)	446	453
Additional paid-in capital	125,367	144,936
Treasury shares (671,709 shares –June 30, 2025, 154,011 shares – December 31, 2024)	(15,556)	(3,677)
Accumulated other comprehensive loss, net of taxes	831	(18,553)
Retained earnings	551,228	531,673
TOTAL SHAREHOLDERS’ EQUITY	662,316	654,832
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,124,090	$2,037,538
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars, except per share information)	2025	2024

REVENUES:
Gross written premiums	$394,259	$387,197
Ceded written premiums	(116,001)	(93,782)
Net written premiums	278,258	293,415
Net change in unearned premiums	(50,462)	(57,026)
Net premiums earned	227,796	236,389
Investment income	27,546	24,934
Net realized gain on investments	1,534	98
Net unrealized gain on investments	3,277	3,942
Change in allowance for expected credit losses on investments	253	(138)
Other revenues	1,500	541
Total revenues	261,906	265,766

EXPENSES:
Net loss and loss adjustment expenses	(123,796)	(99,238)
Net policy acquisition expenses	(41,025)	(39,836)
General and administrative expenses	(45,790)	(44,594)
Change in allowance for expected credit losses on receivables	(1,784)	(1,621)
Change in fair value of derivative financial liabilities	—	(2,343)
Other expenses	(3,350)	(3,228)
Net foreign exchange gain (loss)	17,263	(3,887)
Total expenses	(198,482)	(194,747)
Income before income taxes	63,424	71,019
Income tax expense	(1,978)	(358)
Net income	$61,446	$70,661
Earnings per share
Basic earnings per share attributable to equity holders (U.S. Dollars)	$1.37	$1.56
Diluted earnings per share attributable to equity holders (U.S. Dollars)	$1.36	$1.55
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2025	2024

Net income	$61,446	$70,661

Other comprehensive income, net of taxes:

Change in unrealized gains (losses) on fixed maturity securities available-for-sale	19,384	(3,287)
Foreign currency translation adjustment	—	24
Total comprehensive income	$80,830	$67,398
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(Expressed in thousands of U.S. Dollars, except per share information)	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity

As at December 31, 2023	$445	$137,623	$(49)	$(20,638)	$423,049	$540,430
Net Income	-	-	-	-	70,661	70,661
Other comprehensive income	-	-	-	(3,263)	-	(3,263)
Total comprehensive income	-	-	-	(3,263)	70,661	67,398
Issuance of common shares under share-based compensation plan	5	2,259	-	-	-	2,264
Purchase of treasury shares	-	-	(12,603)	-	-	(12,603)
Cancellation of treasury shares	(6)	(8,667)	8,673	-	-	-
Vesting of Earnout Shares	11	15,077				15,088
Dividends paid ($0.535 per share)	-	-	-	-	(24,368)	(24,368)
As at June 30, 2024	455	146,292	(3,979)	(23,901)	469,342	588,209

As at December 31, 2024	453	144,936	(3,677)	(18,553)	531,673	654,832
Net Income	-	-	-	-	61,446	61,446
Other comprehensive income	-	-	-	19,384	-	19,384
Total comprehensive income	-	-	-	19,384	61,446	80,830
Issuance of common shares under share-based compensation plans	3	3,590	-	-	-	3,593
Purchase of treasury shares	-	-	(35,048)	-	-	(35,048)
Cancellation of treasury shares	(10)	(23,159)	23,169	-	-	-
Dividends paid ($0.925 per share)	-	-	-	-	(41,891)	(41,891)
As at June 30, 2025	$446	$125,367	$(15,556)	$831	$551,228	$662,316
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$27,172	$120,732

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity securities and other investments	(5,270)	(6,554)
Purchase of fixed maturity securities available-for-sale	(104,429)	(156,377)
Proceeds from maturity of fixed maturity securities held to maturity	11	71
Proceeds from sale/maturity of fixed maturity securities available-for-sale	119,123	64,399
Proceeds from sale of equity securities and other investments	14,210	7,395
Purchases of property and equipment and Intangible assets	(418)	(930)
Proceeds from sale of property and equipment	5	4
Change in term deposits	670	26,390
Change in short-term investments	38,143	(27,575)
Net cash flows from (used in) investing activities	62,045	(93,177)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(41,891)	(24,368)
Repurchase of common shares under share repurchase program	(35,048)	(12,603)
Net cash flows used in financing activities	(76,939)	(36,971)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	12,278	(9,416)
Cash, cash equivalents and restricted cash at the beginning of the period	168,246	195,023
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE PERIOD	$180,524	$185,607
Supplemental Cash Flow Information:
Income tax paid	$(84)	$(271)
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. DESCRIPTION OF BUSINESS
International General Insurance Holdings Ltd. (“the Company”) is an exempted company registered and incorporated in Bermuda under the Companies Act of 1981 on October 28, 2019. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.
The principal activities of the Company are to primarily provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd (“IGI Bermuda”), International General Insurance Company (UK) Limited (“IGI UK”), International General Insurance Company (Europe) Ltd. (“IGI Europe”), International General Insurance Company (Dubai) Ltd (“IGI Dubai Subsidiary”), IGI Nordic AS (“IGI Nordic”) and International General Insurance Co. Ltd – Labuan Branch (“IGI Labuan”). The Company and its subsidiaries operate in Bermuda, the United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company’s interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses on transactions between Group companies are eliminated in full.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain adjustments necessary for a fair statement, in all material respects, of our interim condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024, and our interim condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six-month periods ended June 30, 2025 and 2024. The results of operations for the six-month period ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year.
The interim condensed consolidated financial statements have been presented in United States (U.S.) Dollars which is also the Group’s functional currency.
The preparation of the interim condensed consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
To the extent actual results differ from the assumptions used, the Group’s consolidated financial condition, results of operations and cash flows could be materially affected.
There have been no material changes in the significant accounting policies during the six months ended June 30, 2025.
Recent accounting pronouncements
Recently Issued Accounting Standards
There are no new recently issued U.S. GAAP accounting standards adopted, or to be adopted, by the Group, that have, or are expected to have, a material impact on the Group’s interim condensed consolidated financial statements.

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
3. RESTRICTED CASH
The following table reconciles cash and cash equivalents and restricted cash within the consolidated balance sheets to the total included within the consolidated statement of cash flows:

(Expressed in thousands of U.S. Dollars)	June 30, 2025	December 31, 2024

Cash and cash equivalents	$164,848	$155,245
Restricted cash (included in other assets)	15,676	13,001
Total cash, cash equivalents and restricted cash	$180,524	$168,246
4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES
The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

(Expressed in thousands of U.S. Dollars)	June 30, 2025	December 31, 2024

Reserve for unpaid loss and loss adjustment expenses	$794,243	$712,098
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(213,663)	(212,249)
Net reserve for unpaid loss and loss adjustment expenses at beginning of period / year	580,580	499,849

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	143,370	253,323
Previous accident years	(19,574)	(37,211)
Total loss and loss adjustment expenses incurred, net of reinsurance	123,796	216,112

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(13,333)	(21,607)
Prior accident years	(131,103)	(113,740)
Total loss and loss adjustment expenses paid, net of reinsurance	(144,436)	(135,347)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	—	(34)
Net reserve for unpaid loss and loss adjustment expenses at end of period / year	559,940	580,580
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	241,556	213,663
Reserve for unpaid loss and loss adjustment expenses at end of period / year	$801,496	$794,243

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Development on Prior Loss Reserves:
During the six months ended June 30, 2025, net ultimate losses increased by $143.4 million for accident year 2025 and decreased by $19.6 million for accident year 2024 and prior accident years. The change in prior years was driven by a decrease of $30.6 million and $8.4 million for the short-tail and reinsurance segments, respectively, and an increase of $19.4 million for the long-tail segment. The decrease in the short-tail segment was primarily due to favorable catastrophe experience in the 2024 accident year. The decrease in the reinsurance segment was due to favorable claims experience. The increase in the long-tail segment was due to unfavorable claims experience and the forex revaluation impact of non-U.S. Dollar reserves.
During the six months ended June 30, 2024, net ultimate losses increased by $140.7 million for accident year 2024 and decreased by $41.5 million for accident year 2023 and prior accident years. The decrease in prior years was split between $22.1 million for the short-tail segment, $15.0 million for the long-tail segment, and $4.4 million for the reinsurance segment. The decrease in the short-tail segment was primarily due to favorable catastrophe experience in the 2023 accident year. The decrease in the long-tail segment was driven by favorable claims experience in the 2018 and 2020 to 2023 accident years. This was partially offset by unfavorable experience in the 2019 accident year.
5. FAIR VALUE
The Group uses the fair value hierarchy discussed in note 2 of the consolidated financial statements for the year ended December 31, 2024 for determining and disclosing the fair value of financial instruments by valuation techniques.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Group considers factors specific to the asset or liability.
In order to determine if a market is active or inactive for a security, the Group considers factors, including, but not limited to, the spread between what a seller is asking for a security and what a buyer is bidding for the same security, the volume of trading activity for the security in question, the price of the security compared to its par value (for fixed maturity investments), and other factors that may be indicative of market activity.
Below is a summary of the assets that are measured at fair value on a recurring basis and also represents the carrying amount on the Group’s interim condensed consolidated balance sheets:

	June 30, 2025
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available for sale:
Foreign governments	$9,480	$23,335	$-	$32,815
Corporate bonds	627,503	347,999	-	975,502
Total	636,983	371,334	-	1,008,317
Equity securities	23,573	-	-	23,573
Other Investments	-	13,096	-	13,096
Fair value option:
Equity-method investments measured at fair value	-	-	2,125	2,125
	$660,556	$384,430	$2,125	$1,047,111

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
5. FAIR VALUE (Continued)

During 2025, corporate bonds available-for-sale amounting to $60.7 million were transferred from level 1 to level 2 as at June 30, 2025. In addition, corporate bonds available-for-sale amounting to $184.1 million were transferred from level 2 to level 1 as at June 30, 2025. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.
There were no transfers into or out of Level 3 during the six months ended June 30, 2025.

	December 31, 2024
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available for sale:
Foreign governments	$4,371	$21,014	$-	$25,385
Corporate bonds	435,735	540,983	-	976,718
Total	440,106	561,997	-	1,002,103
Equity securities	28,973	-	-	28,973
Other Investments	-	12,289	-	12,289

Fair value option:
Equity-method investments measured at fair value	-	-	1,955	1,955
	$469,079	$574,286	$1,955	$1,045,320
The following table presents a reconciliation of the beginning and ending balances for all financial assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the six months ended June 30, 2025 and year ended December 31, 2024:

(Expressed in thousands of U.S. Dollars)	Equity- method investees	Derivative financial liabilities (Earnout Shares)

Six Months Ended June 30, 2025
Balance at beginning of period	$1,955	$—
Change in fair value included in earnings	170	—
Balance at end of period	$2,125	—
Year Ended December 31, 2024
Balance at beginning of year	$3,522	$(17,290)
Change in fair value included in earnings	(1,567)	(4,928)
Vesting of Earnout Shares	-	22,218
Balance at end of year	$1,955	$—

There are no active markets for the equity-method investments measured at fair value.

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
5. FAIR VALUE (Continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value:

The Company uses various financial instruments in the normal course of its business. The carrying values of cash and cash equivalents, term deposits, short-term investments, accrued investment income, certain other assets and certain other liabilities not included herein approximated their fair values at June 30, 2025, due to their respective short maturities.
6.    TREASURY SHARES
On May 23, 2022, the Board of Directors approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to $5 million, which was terminated. On June 7, 2024, the Board of Directors increased the Company’s existing share repurchase authorization by 2.5 million to 7.5 million shares of its issued and outstanding common stock. The table below illustrates the movement on the treasury shares during the period:

	June 30, 2025
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Balance at December 31, 2024	154,011	$3,677
Repurchases	1,502,024	35,048
Cancellation	(984,326)	(23,169)
Balance at June 30, 2025	671,709	$15,556
7. EARNINGS PER SHARE
Basic earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.
Diluted earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The company had 462,500 unvested earnout shares outstanding as at and for the six months ended June 30, 2024. Effective August 12, 2024, all earnout shares vested and were recognized as equity. These earnout shares contained a non-forfeitable right to dividends and hence were considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders with respect to these earnout shares for the six months ended June 30, 2024.
Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
7. EARNINGS PER SHARE (Continued)
The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2025	2024

Net Income	$61,446	$70,661
Less: net income attributable to the Earnout Shares	—	1,050
Less: dividends attributable to the common shares under share-based compensation plan	797	540
Net income available to common shareholders	$60,649	$69,071
Weighted average number of shares – basic	44,185,495	44,179,627
Common shares under share-based compensation plan	332,932	278,861
Weighted average number of shares – diluted	44,518,427	44,458,488
Basic earnings per share	$1.37	$1.56
Diluted earnings per share	$1.36	$1.55
8. SUBSEQUENT EVENTS

There have been no material events between June 30, 2025 and the date of this report which are required to be disclosed.